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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     and Rule 13a-17 or 15d-17 thereunder


Atrix International, Inc.
________________________________________________________________________________
                (Exact name of issuer as specified in charter)

14301 Ewing Avenue South, Burnsville, Minnesota 55306
________________________________________________________________________________
                   (Address of principal executive offices)

Issuer's telephone number, including area code  (612) 894-6154
                                               _________________________________

                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security    Common Stock
                     ___________________________________________________________

2. Number of shares outstanding before the change    5,201,978
                                                  ______________________________

3. Number of shares outstanding after the change     5,653,644
                                                  ______________________________

4. Effective date of change    September 30, 1995
                            ____________________________________________________

5. Method of change:
   Specific method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) sale
                                                                  ______________

   Give brief description of transaction    private placement of 451,666 shares
                                         _______________________________________
of common stock
________________________________________________________________________________


                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change
                         _______________________________________________________

2. Name after change
                      __________________________________________________________

3. Effective date of charter amendment changing name
                                                     ___________________________

4. Date of shareholder approval of change, if required
                                                       _________________________

Date  January 25, 1996                             /s/ Denice J. Bloomer
    ________________________                    ________________________________
                                                  (Officer's signature & title)
                                                       Denice J. Bloomer
                                                       Vice President/Controller